Filed Pursuant to Rule 253(g)(2)
File No. 024-11255

FUNDRISE EQUITY REIT, LLC

SUPPLEMENT NO. 17 DATED May 31, 2022
TO THE OFFERING CIRCULAR DATED AUGUST 12, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Equity REIT, LLC (the “Company”, “we”, “our” or “us”), dated August 12, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset update.

Asset Update

West Kernan Controlled Subsidiary - Jacksonville, FL

On April 8, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FRMF-JAX, LLC (the “West Kernan Controlled Subsidiary”) for an initial purchase price of approximately $32,759,000, which was the initial stated value of our equity interest in a new investment round in the West Kernan Controlled Subsidiary (the “West Kernan Investment”). The West Kernan Controlled Subsidiary used the proceeds to acquire a stabilized garden style multifamily property totaling 301 units located in Jacksonville, FL (the “West Kernan Property”). More detail on this acquisition can be found here.

On May 25, 2022, the West Kernan Controlled Subsidiary refinanced the West Kernan Property via a $40,550,000 Freddie Mac loan from KeyBank (the “West Kernan Senior Loan”). The West Kernan Senior Loan features a 10-year term and 5 years interest-only at a floating rate of 2.31% over the Secured Overnight Financing Rate (“SOFR”).

In connection with the closing of the West Kernan Senior Loan, the West Kernan Controlled Subsidiary received a cash distribution of approximately $3,718,000, net of closing costs.